UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           SUN-TIMES MEDIA GROUP, INC.
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    86688Q100
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                                 (CUSIP Number)


                               G. WESLEY VOORHEIS
                            AUTHORIZED REPRESENTATIVE
                                 HOLLINGER INC.
                       120 ADELAIDE STREET WEST, SUITE 512
                                TORONTO, ONTARIO
                                 CANADA M5H 1T1
                                 (416) 363-8721
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive No tices and Communications)


                                  JULY 31, 2007
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            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5



      This Amendment No. 2 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2007 (the "Schedule 13D") by Hollinger Inc. ("Hollinger") and 4322525 Canada Inc., an indirect wholly-owned subsidiary of Hollinger ("Canada Co." and together with Hollinger, the "Reporting Persons"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Sun-Times Media Group, Inc., a corporation organized under the laws of Delaware (the "Issuer"). The address of the Issuer's principal executive offices is 350 North Orleans Street, Chicago, Illinois, 60654. Unless specifically amended hereby or in Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 13, 2007, the disclosures set forth in the
Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in Amendment No. 1 to the Schedule 13D.

Item 4.     Purpose of Transaction.

ITEM 4 IS AMENDED AS FOLLOWS:

      On July 31, 2007, the Reporting Persons, as the holders of issued and outstanding voting stock of the Corporation representing a majority of the voting power of the Corporation, delivered a written consent in lieu of a meeting to the Issuer (the "Written Consent") that approves and adopts resolutions (i) amending the By-Laws of the Issuer to increase the size of the Board of Directors of the Issuer to eleven members; (ii) amending the By-Laws of the Issuer to allow either the holders of a majority in voting interest then entitled to vote or a majority of the Board of Directors of the Issuer to fill vacancies on the Board of Directors of the Issuer following the removal or resignation of any one or more directors; (iii) removing, effective immediately, each of John F. Bard, John M. O'Brien and Raymond S. Troubh from the position of director of the Issuer; and (iv) electing, effective immediately, each of William E. Aziz, Brent D. Baird, Albrecht Bellstedt, Peter Dey, Edward C. Hannah and G. Wesley Voorheis to the position of director of the Issuer.

      The summary of the Written Consent does not purport to be complete and is qualified in its entirety by reference to the copy of the Written Consent which is filed as Exhibit 15 hereto and is incorporated herein by reference. A press release issued by Hollinger on August 1, 2007 announcing the Written Consent is filed as Exhibit 16 hereto.

      The Reporting Persons intend to work with and encourage the Issuer to proceed diligently with a strategic process designed to maximize the value of the Issuer for the benefit of all of the Issuer's stakeholders. Other than as set forth herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs
(a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). However, each of the Reporting Persons reserves the right to change its plans or intentions at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its own business and liquidity objectives, including in light of its position in proceedings under the CCAA and Ch. 15 of the U.S. Bankruptcy Code, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting Persons reserve the right to, at any time or from time to time, (i) purchase or otherwise acquire additional common stock of the Issuer, or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise, including transactions involving the Issuer, consistent with the role and approval of the special committee and special

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                                                                     Page 3 of 5



monitor of same, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities or (v) encourage (including, without limitation, communications with the Issuer's directors and management, existing or potential security holders, investors, lenders or strategic partners, and investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger or other reorganization, (B) changes to the Issuer's capitalization or dividend policy or (C) other changes to the Issuer's business or structure.

Item 7.           Material to be Filed as Exhibits.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING:

Exhibit No.           Description
-----------           -----------

Exhibit 15 Sun-Times Media Group, Inc. Stockholder Written Consent in Lieu of Meeting, dated July 31, 2007

Exhibit 16            Press Release, dated August 1, 2007, of Hollinger Inc.









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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2007

                                    HOLLINGER INC.


                                By: /s/  G. Wesley Voorheis
                                    ------------------------------------
                                    Name:    G. Wesley Voorheis
                                    Title:   Chief Executive Officer


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                                                                     Page 5 of 5




                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2007

                                    4322525 CANADA INC.


                                By: /s/  G. Wesley Voorheis
                                    ------------------------------------
                                    Name:    G. Wesley Voorheis
                                    Title:   Authorized Representative